FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2004 Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

GOLD FIELDS INTERNATIONAL
A GLOBAL GROWTH VEHICLE FIRMLY IN YOUR HANDS
TODAY IS THE LAST DAY TO SUBMIT YOUR PROXY FORM
FOR YOUR ORDINARY SHARES
YOUR VOTE COUNTS
VOTE "YES" AND PROTECT YOUR INVESTMENT
On 30
th
November, we announced modified terms for the transaction under which Gold
Fields' assets and subsidiaries outside of the South African Development Community will be combined with IAMGold. Under these modified terms, the cash consideration that Gold Fields will pay into the combined entity will be reduced by $200 million, making the deal even more attractive for you.
VOTE "YES" FOR GOLD FIELDS INTERNATIONAL
ON THE GOLD PROXY CARD
For assistance please phone:
South Africa:
Renate Muckenhuber at + 27 11 370 5484
Europe: Dominic Dennis at +44 (0) 20 7710 9967
North America Broker enquiries: Frank Lentini at 212-750-7946
North America Bank enquiries: Lloyd Lefcourt at 212-750-7419
Let me remind you why we are proposing this transaction and why you stand to benefit from the creation of Gold Fields International
Our purpose in proposing the creation of Gold Fields International is:
·   To create a vehicle capable of generating dynamic international growth in which you, the Gold Fields shareholder, will participate directly through your 70% controlling stake;

·   To ensure that you benefit directly from the premium share rating typically given to North American listed gold companies. We have already seen that premium rating come through in the share prices of both Gold Fields and IAMGold (which is now a proxy for Gold Fields International); and
·   To let you benefit from the potential value creation derived from a company that is staffed and focused towards aggressive growth, that is domiciled at the centre of the international deal flow, has ready access to the international capital markets and the ability to respond rapidly to opportunities as they arise.
The transaction is well thought through, robust and creates an exciting growth vehicle:
·    Gold Fields will fully CONSOLIDATE and CONTROL Gold Fields
International, thereby enabling Gold Fields shareholders to benefit from future growth and value creation. We will have:
o 70% ownership of Gold Fields International
o 7 out of 10 board members
o Gold Fields proven management team
o Top-up rights to mitigate dilution
·    Anticipated production of approximately 2 million ounces in 2005 is projected to increase to approximately 3.5 million gold equivalent ounces in 2007 through our existing organic growth projects and our exciting, high impact and fully funded project pipeline.
·    Proven and probable attributable gold reserves of 19.2 million ounces, measured and indicated resources (including reserves) of 25.9 million ounces, and additional inferred resources of 9.1 million ounces.
·    Strong pipeline of near-term development projects and an extensive portfolio of attractive advanced-stage exploration projects.
·    Unhedged production and reserves giving direct and full exposure to the gold price.
·    Geographically diversified asset base including operations and projects in
Australia, West Africa, China, Europe and the Americas.
·    Strong balance sheet with anticipated operating cash flow in financial year 2005 of approximately US$251 million (assuming a gold price of US$400 per ounce).
·    Experienced management team drawn from Gold Fields Limited and IAMGold with a well-established international mine development and operating track record.

VOTE FOR VALUE
VOTE FOR GROWTH
VOTE FOR GOLD FIELDS INTERNATIONAL
Thank you
IAN COCKERILL
CHIEF EXECUTIVE

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 2 December 2004
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:   Senior Vice President: Investor
Relations and Corporate Affairs